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                                                                 [LOGO] CELANESE


                                                               INVITATION TO THE
                                           ANNUAL GENERAL MEETING OF CELANESE AG


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                                          [PICTURE OMITTED]


                                                          Close to our Customers


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                                                      >> WEDNESDAY, MAY 15, 2002
                                                                      10:00 A.M.


                                                             LUISE-ALBERTZ-HALLE
                                                                DUEPPELSTRASSE 1
                                      (ENTRANCE "HAUPTFOYER 1"/DANZIGER STRASSE)
                                                       46045 OBERHAUSEN, GERMANY


                                                                     Celanese AG
                                                              Kronberg im Taunus

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DEAR SHAREHOLDER,


       WE INVITE YOU TO ATTEND THE ANNUAL GENERAL MEETING OF CELANESE AG ON WEDNESDAY, MAY 15, 2002, 10:00 A.M. AT THE "LUISE-ALBERTZ-HALLE", DUEPPELSTRASSE 1 IN 46045 OBERHAUSEN, GERMANY.





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                                     AGENDA


1. PRESENTATION OF THE AUDITED ANNUAL FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT OF CELANESE AG AS WELL AS THE CONSOLIDATED FINANCIAL STATEMENTS AND THE GROUP MANAGEMENT REPORT FOR THE FISCAL YEAR 2001, TOGETHER WITH THE REPORT OF THE SUPERVISORY BOARD


2.   RESOLUTION ON RATIFICATION OF MANAGEMENT BOARD ACTIONS FOR THE FISCAL YEAR
     2001

     The Management Board and the Supervisory Board recommend that the actions of the Management Board be ratified.


3. RESOLUTION ON RATIFICATION OF SUPERVISORY BOARD ACTIONS FOR THE FISCAL YEAR 2001

     The Management Board and the Supervisory Board recommend that the actions of the Supervisory Board be ratified.


4.   ELECTION OF A NEW MEMBER OF THE SUPERVISORY BOARD

     Mr. Khaled Saleh Buhamrah will resign from the Supervisory Board with effect from the close of the Annual General Meeting on May 15, 2002.

     The Supervisory Board consists of twelve members. According to sec. 96, para. 1 and sec. 101, para. 1 of the German Stock Corporation Act (AKTIENGESETZ) as well as sec. 7, para. 1, clause 1, number 1 of the German Co-Determination Act (MITBESTIMMUNGSGESETZ), the Supervisory Board shall consist of six members elected by the shareholders and six members elected by the employees. When electing a shareholders' representatives candidate, the General Meeting is not bound by any nomination proposals.

     The Supervisory Board recommends to elect Mr. Saad Al-Shuwaib as successor of the resigning member of the Supervisory Board representing the shareholders. His term shall end upon the closure of the Annual General Meeting resolving on the ratification of the actions for the fiscal year 2004. Mr. Al-Shuwaib is Chairman and Managing Director of the Petrochemical Industries Company (K.S.C.), Kuwait, and resident in Kuwait City, Kuwait. Mr. Al-Shuwaib is further Member of the Board of Directors of Kuwait Petroleum Corporation, Kuwait.


5. STOCK OPTION PLAN: RESOLUTION ON CREATION OF A CONTINGENT CAPITAL INCREASE TO GRANT OPTION RIGHTS TO MEMBERS OF THE MANAGEMENT BOARD OF THE COMPANY, TO MEMBERS OF THE MANAGEMENT OF SUBORDINATED AFFILIATED COMPANIES AND OTHER SENIOR MANAGERS OF THE COMPANY AND SUBORDINATED AFFILIATED COMPANIES; AMENDMENT OF SECTION 3 OF THE ARTICLES OF ASSOCIATION; AUTHORIZATION TO DELIVER EXISTING SHARES FOR THE SATISFACTION OF THE OPTION RIGHTS

     The Management Board and the Supervisory Board recommend that the Annual General Meeting resolves upon the following:

     A)   CONTINGENT CAPITAL

          The Company's share capital will be increased on a contingent basis by up to Euro 3,195,574.26 through the issue of up to 1,250,000 shares of no-par value ("Contingent

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          Capital"). The contingent capital increase serves exclusively to grant stock options within the stock option plan, as described below, to members of the Management Board of Celanese AG, senior managers of Celanese AG (senior management of contract levels 2-4), members of the management boards ("GESCHAEFTSFUEHRUNGEN") of subordinated affiliated companies in Germany and abroad and other senior managers of contract levels 2-4 of subordinated affiliated companies in Germany and abroad. Each stock option entitles the specified persons to subscribe to one registered share of no-par value of the Company according to the following provisions. The contingent capital increase shall be carried out only to the extent that stock options are exercised and are not satisfied by delivery of existing shares.

          The stock option plan must comply with the following essential provisions:

          AUTHORIZATION OF MANAGEMENT BOARD AND SUPERVISORY BOARD

          The Management Board is authorized to set up a stock option plan by January 31, 2003 and to issue within this plan stock options for up to 1,250,000 shares of no-par value to persons entitled to subscribe to such shares. To the extent stock options are offered to members of the Management Board of the Company, the Supervisory Board of the Company shall be responsible for granting these rights.

          QUALIFYING PERSONS AND DISTRIBUTION OF STOCK OPTIONS

          Persons entitled to stock options will be chosen from the following groups, based on the membership status when the stock options are granted: members of the Management Board of Celanese AG (Group 1), senior managers of Celanese AG of contract levels 2-4 (Group 2), members of the management boards ("GESCHAEFTSFUEHRUNGEN") of subordinated affiliated companies in Germany or abroad (Group 3) and other senior managers of contract levels 2-4 of subordinated affiliated companies in Germany or abroad (Group 4) (hereinafter "Eligible Persons").

          The overall volume of stock options will be distributed to the Eligible Persons as follows among the qualified groups of persons: 18% for Group 1; 5% for Group 2; 10% for Group 3 and 67% for Group 4. Members of the Management Board and senior managers of Celanese AG who are also members of the management boards of affiliated companies shall be granted stock options exclusively out of the amount designated for members of the Management Board of Celanese AG or the senior managers of Celanese AG, respectively.

          ACQUISITION PERIOD

          Stock options will be issued within the period from June 1, 2002, to January 31, 2003.

          EXERCISE PRICE AND PERFORMANCE GOAL

          The exercise price for acquiring shares in the Company is the sum of
          (i) the arithmetic mean of the closing price for shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange for the last twenty consecutive stock exchange trading days directly preceding the granting of the stock options (hereinafter the "Reference Price") and (ii) a premium of 20% of the Reference Price as the performance goal.

          If the closing price for shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the last stock exchange trading day directly

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          preceding the day before the stock options are exercised exceeds the
          Reference Price by at least 20% thus meeting the performance goal, the Eligible Person is entitled to a premium amounting to 20% of the Reference Price. This premium will be set off against the exercise price so that the exercise price to be paid equals the Reference Price if the performance goal is met. In this case, the economic situation of the Eligible Person exercising the option right corresponds to the exercise of a stock option for which the Reference Price is to be paid.

          VESTING PERIOD

          The stock options may be exercised for the first time at the end of a vesting period, which is defined as follows: The vesting period begins upon granting of the stock options and ends five years after granting; before the expiration of the 5-year period, but no earlier than two years after the granting of the stock options, the stock options may be exercised if the market price of the shares of the Company in the period between granting of the stock options and the exercising of the option rights outperforms the median of the group of competitors defined below ("Accelerated Vesting").

          The group of competitors consists of the following companies: The Dow Chemical Company, Midland, Michigan, United States; DSM N.V., Heerlen, the Netherlands; Eastman Chemical Company, Kingsport, Tennessee, United States; Solutia, Inc., St. Louis, Missouri, United States; Lyondell Chemical Corporation, Houston, Texas, United States; Imperial Chemical Industries plc, London, Great Britain; Methanex Corporation, Vancouver, Canada; Rhodia SA, Courbevoie, France; Millennium Chemicals Inc., Red Bank, New Jersey, United States.

          The performance of the market price of the Company's shares shall be determined by means of a comparison between: (1) the Reference Price and (2) the closing price of shares of Celanese AG in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the last stock exchange trading day directly preceding the exercise date. Dividend payments, the value of statutory stock subscription rights, any stock split and other forms of distribution of assets to the shareholders shall be taken into account in accordance with the methods used in determining the DAX Performance Index. The percentage by which the closing price of the shares of Celanese AG deviates from the Reference Price, taking into account the factors named above, shall constitute the performance of the market price of the shares of Celanese AG (hereinafter the "performance of the market price of Celanese AG").

          Accelerated Vesting requires that the performance of the market price of Celanese AG outperforms the median of the performance of the market prices of the group of competitors in the same period as determined for the performance of the market price of Celanese AG.

          The initial amount for determining the performance of the market prices for the companies in the group of competitors is the arithmetic mean of the closing price of the ordinary shares of each company in the group of competitors on the relevant stock exchange for the last twenty consecutive stock exchange trading days directly preceding the granting of the stock options. The reference amount for determining the performance of the stock exchange prices for the companies in the group of competitors is the closing price of the ordinary shares of each company in the group of competitors on the relevant stock exchange on the last stock exchange trading day preceding the exercise of the stock options. The relevant stock exchange for the companies in the group of competitors is, for competitors in the United States, the securities exchange in New York,

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          United States, for Rhodia SA the securities exchange in Paris, France, for Imperial Chemical Industries plc the securities exchange in London, Great Britain, for DSM N.V. the securities exchange in Amsterdam, the Netherlands, and for Methanex Corporation the securities exchange in Toronto, Canada. The performance of the market price for the companies in the group of competitors equals the percentage by which the reference amount deviates from the initial amount in each case. Dividend payments, the value of statutory stock subscription rights, any stock split and other forms of distribution of assets to the shareholders shall be taken into account according to the methods used in determining the DAX Performance Index.

          Companies in the group of competitors whose shares are no longer traded on the relevant securities exchange at the time of the exercise of the stock options shall not be taken into account for purposes of determining the performance of market prices for the companies in the group of competitors.

          TERM AND EXERCISE PERIOD

          The term of the stock options begins when they are granted and ends ten years after granting, at the latest, however, on January 31, 2013. The exercise period begins upon the expiration of the vesting period and ends upon the expiration of the term of the stock options. Dates and periods may be fixed by the Supervisory Board for the members of the Management Board, and by the Management Board for the other Eligible Persons when stock options cannot be exercised within the exercise period ("Blackout Periods"). Stock options which are not, or which cannot be, exercised during the exercise period shall lapse without any consideration. If the last day of the term falls within a Blackout Period for an Eligible Person, those stock options shall be deemed to have been exercised on the last day of the term, if the closing price of shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the last day of the term exceeds the Reference Price by at least 20%.

          NON-TRANSFERABILITY / EMPLOYMENT RELATIONSHIP

          The stock options are non-transferable. They may be exercised only if the Eligible Person at the time of exercise has a continuing employment or service relationship with Celanese AG or a subordinated affiliated company of Celanese AG. Special provisions can be set up for the event of death, retirement and other special cases of withdrawal, including the sale or transfer of enterprises or businesses belonging to the Celanese Group. The provisions on the vesting period relating to the first exercise of the options shall remain unaffected. Options that lapse due to Eligible Persons leaving the company may be granted once again by the Company according to the provisions of the stock option plan, even outside of the fixed acquisition period.

          FURTHER CONDITIONS FOR EXERCISING THE STOCK OPTIONS

          The Supervisory Board will set up conditions for granting stock options and further establish conditions regarding the stock option plan, insofar as members of the Management Board of Celanese AG are concerned. The Management Board of Celanese AG shall be responsible for all other cases. The Management Board shall make such decisions, to the extent required by law, in consultation with the bodies of the affiliated companies which are responsible for the remuneration of Eligible Persons. These details include, in particular, the selection of individual Eligible Persons from the group of Eligible Persons, the granting of stock options to individual Eligible Persons, the implementation and

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          procedures for granting and exercising the stock options and the issue of shares, the make-up of the group of competitors following adjustment mechanisms regarding listed options as far as this is necessary to maintain an appropriate rating scale, as well as provisions concerning the treatment of stock options in special cases. The conditions for exercising stock options may also provide that option rights may be satisfied by existing shares of the Company.

          The conditions for exercising stock options may also, in case of capital measures, particularly in the case of a change of the amount of the share capital and/or a change of the number of shares of the Company, provide for adjustments which aim at maintaining the value of the stock options according to acknowledged methods, taking into account U.S. GAAP requirements. These adjustments may include alterations of the exercise price and the performance goal.

          AMENDMENT OF THE ARTICLES OF ASSOCIATION

          The Supervisory Board is authorized to amend the existing version of the Articles of Association pursuant to the issue of new shares.


     B)   AMENDMENT OF THE ARTICLES OF ASSOCIATION

          ss. 3 of the Articles of Association will be amended; the following subsection (2) shall be added; the previous ss. 3 shall become ss. 3, subsection (1).

          "(2) The share capital will be increased on a contingent basis by up to Euro 3,195,574.26 through the issue of up to 1,250,000 shares of no-par value ("contingent capital"). The contingent capital increase serves exclusively to grant stock options to members of the Management Board of the Company and to members of the boards of management ("GESCHAEFTSFUEHRUNGEN") of subordinated affiliated companies as well as to other senior managers of the Company and of subordinated affiliated companies pursuant to the provisions of the authorization adopted by the Annual General Meeting on May 15, 2002. It will be carried out only insofar as these stock options will be exercised and are not satisfied by delivery of existing shares. The new shares will participate in the distribution of profits from the beginning of the fiscal year in which they are issued."


     C)   RESOLUTION ON USE OF OWN SHARES

          The Management Board shall be authorized to use shares which the Company is holding in its treasury stock, shares which the Company will be holding and shares which are or will be attributed to the Company, according to the provisions concerning the use of own shares, in order to satisfy option rights which have been granted according to the stock option plan described under paragraph a) above; the shareholders' subscription rights to shares are, to this extent, excluded. If a member of the Management Board is a holder of stock options, the Supervisory Board shall equally be authorized to use existing shares to satisfy such option rights.


COMMENT OF THE MANAGEMENT BOARD ON AGENDA ITEM 5A AND 5B AS WELL AS REPORT OF THE MANAGEMENT BOARD ON AGENDA ITEM 5C

The granting of option rights (stock options) to senior managers entitling them to purchase the company's stock under certain conditions is an internationally used method of remuneration.

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It has become increasingly common in Germany in recent years. Granting stock options incentivizes managers to raise the value of the company and thereby improves the value of the Company's shares as traded on the stock exchange in the interest of the shareholders and the Company. Moreover, stock options increase the Company's position in the competition for international managerial talent, and they help the Company to attract and retain qualified international managers in Germany and abroad. The stock option plan supports focused and goal-oriented management of the Company in the interest of investors.

The essential provisions governing the stock option plan of the Company are set out in the proposed resolution. Therefore, only the most important matters will be explained:

The share capital of the Company shall be increased on a contingent basis in order to provide for the granting of stock options to the managers. New shares of no-par value will not be issued before Eligible Persons have exercised their stock options pursuant to the requirements set forth in the resolution of the General Meeting. Moreover, new shares of no-par value will not be issued if the stock options are satisfied with existing shares of the Company.

Because of the intended purpose of the contingent capital (incentive effect), stock options for new shares are given only to persons that, as a result of their areas of responsibility or their positions, are able to contribute significantly to increasing shareholder value.

In accordance with the designation of the contingent capital, shareholders do not have subscription rights to the new shares. This absence of any subscription rights does not require specific approval by the Annual General Meeting but is provided by law. Any noticeable dilution of the shares is unlikely to occur. The aggregate volume of contingent capital of the Company amounts to Euro 3,195,574.26 and represents approximately 2.2% of the current share capital of the Company.

Furthermore, the interests of the shareholders are safeguarded by the fact that it is only economically sensible to exercise the option when the market price of Celanese AG shares has risen at least 20% above the share price which is relevant for the determination of the Reference Price (performance goal).

The Management Board and the Supervisory Board have examined whether it would be preferable instead to establish barriers to the exercising of stock options which are linked to index-based, performance-related goals or other fixed barriers to exercise (e.g. share price targets). However, the setting up of stock option plans containing such barriers would be less advantageous because they would result in the reporting of personnel expenses in the consolidated income statement which is prepared in accordance with U.S. GAAP and a subsequent reduction in profit. This would create a significant competitive disadvantage, particularly in comparison with competitors in the U.S that can, in designing their stock option programs, avoid such consequences under certain circumstances. This disadvantage can be avoided by establishing a stock option plan that is not structured as a so-called variable plan. It requires, among other things, that at the time the option rights are issued, it must be certain that the exercise of the option rights is not subject to any barriers, up to the expiration of their term. This requirement is deemed not to have been met if barriers to the exercising of the subscription rights have been set up which are linked to the attainment of certain performance thresholds or a fixed share price target. In contrast, the proposed structure of the stock option plan takes into account U.S. GAAP provisions, in that the performance goal is set by fixing the exercise price accordingly. However, the incentive effect of the proposed program is ultimately the same as could have been achieved by setting rigid barriers to exercise, because the option rights are not, in practice, going to be exercised before the market price exceeds the Reference Price by at least 20%. In this case, the Eligible Person is entitled to a consideration

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amounting to 20% of the Reference Price which will be set off against the exercise price so that in this case the exercise price to be paid amounts to the Reference Price. As a result, the economic situation of the Eligible Person exercising the option right corresponds to the exercise of a stock option for which the Reference Price is to be paid. The exercise price thus equals the Reference Price of the share at the time the option is granted which provides an incentive to raise shareholder value during the stock options' term and is in the interest of the shareholders as well as the Company.

The stock options may only be exercised after expiration of the five year vesting period. Under certain circumstances, the stock options may already be exercised after a minimum of two years ("Accelerated Vesting"). This period is common practice for many companies and it corresponds to the legal minimum set forth in sec. 193, para. 2, subsec. 4 of the German Stock Corporation Act (AKTIENGESETZ). Moreover, the Management Board and the Supervisory Board will fix in advance time-limits for the exercise of stock options with regard to insider-trading and other restrictions which are in the interest of the Company and the shareholders. The Accelerated Vesting after expiry of at least two years requires that the market price for the Company's shares outperforms the median of the market price of the shares of important listed competitors of the Company. The median is the performance of the stock exchange price for such company in the group of competitors which, compared to the performance of the stock exchange prices for all companies in the group of competitors, performs in the middle. If the number of companies in the group of competitors decreases for one of the reasons named in the proposal for the resolution, the arithmetic mean value of the two companies in the middle shall be relevant in case of an even number of companies; in the case of an uneven number of companies the value of the company in the middle of the performance of the stock exchange prices shall be relevant. In determining the performance of the stock exchange prices for the Company and for the enterprises in the group of competitors, distribution of assets to shareholders must be taken into account, particularly dividend payments. This ensures that the entire appreciation value, which consists of the performance of the stock exchange prices and of such other factors, will be taken into account.

In principle, the stock options may be exercised only if the Eligible Person has a continuing employment or service relationship with the Company or a subordinated affiliated company. This requirement ensures that advantages of the stock option program are granted exclusively to persons who have contributed in achieving the performance goal.

The conditions for exercising the stock options may provide for the possibility to satisfy option rights with existing shares of the Company. This allows for flexibility in satisfying option rights in the interest of the shareholders. It is the decision of the Company's competent bodies to choose at the relevant time the appropriate means of satisfying these rights, taking into account the interest of the Company and the shareholders.

The use of existing shares is only possible if the Company holds own shares (e.g. due to the authorization to acquire pursuant to sec. 71, para. 1, subsec. 8 of the German Stock Corporation Act) or shares are attributed to the Company at the time when the option right is exercised. Celanese AG currently holds approximately 5.58 million own shares based on the authorization given on May 10, 2000. Therefore, the Management Board and the Supervisory Board shall be authorized, in connection with the resolution on the contingent capital, to use existing shares for the purpose of satisfying option rights, to the extent such existing shares or own shares purchased in the future will not be used for other reasons. This authorization is appropriate because it enables the Company to abstain from issuing new shares when holding existing shares which can be used to satisfy option rights. It may make sense in such case to avoid a capital increase. The use of existing shares to satisfy option rights is restricted to a total of 1,250,000 shares of no-par value and hence to approximately 2.2% of the current share capital.

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6.   AUTHORIZATION FOR SHARE BUY-BACK

     At the Annual General Meeting on May 9, 2001, the Management Board was authorized to acquire the Company's shares. This authorization will expire on November 8, 2002. The Company has not made use of the authorization of May 9, 2001. Celanese AG currently holds approximately 5.58 million own shares based on the authorization given on May 10, 2000. The Management Board again shall be authorized to acquire the Company's shares, which would replace the existing authorization. The Management Board and the Supervisory Board, therefore, recommend that the Annual General Meeting resolves upon the following:

     a) The Management Board shall be authorized to acquire, by November 14, 2003, the Company's shares up to a maximum of 10% of its current share capital. If the acquisition is made on the stock exchange, the consideration for the acquisition paid to the shareholders (excluding ancillary costs of acquisition) must not exceed or fall short of the arithmetic mean of the closing price for shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange for the last twenty consecutive stock exchange trading days prior to the acquisition by more than 10%. If the acquisition is based on a public tender offer (or a public request to submit offers), or is made in some other way pursuant to sec. 53a of the German Stock Corporation Act (AKTIENGESETZ), the consideration (excluding ancillary costs of acquisition) paid to the shareholders must not exceed or fall short of the arithmetic mean of the closing price for the shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange for the fifth to the twenty-fourth stock exchange trading day prior to the publication of the offer or, if the acquisition is made in some other way, prior to the acquisition, by more than 25%.

     b) The authorization shall become effective on May 16, 2002. The authorization to acquire own shares, granted by the Annual General Meeting on May 9, 2001, shall become ineffective upon the entry into force of this new authorization. The provisions set forth in the resolution of the Annual General Meeting on May 9, 2001 concerning the use of own shares that have been acquired shall remain unaffected with regard to the shares acquired on the basis of prior authorizations, subject to the provision in subsection e) of this agenda item.

     c) The Company may use the authorization entirely or partially, once or several times. The authorization can also be used by a subsidiary of Celanese AG or by a third party acting for the account of Celanese AG or for the account of a subsidiary of Celanese AG.

     d) The Management Board shall be authorized to use own shares acquired on the basis of this authorization as follows:

          aa) The own shares can be used to pay the fixed remuneration to Supervisory Board members in the amount of Euro 30,677.51 for regular Supervisory Board members, Euro 46,016.27 for the deputy Supervisory Board Chairman and Euro 61,355.03 for the Supervisory Board Chairman, in each case up to half of the amount, by shares of Celanese AG. In this case, the value of the shares which form part of such remuneration shall be determined in accordance with the arithmetic mean of the closing price for shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange for the last twenty consecutive stock exchange trading days before the Annual General Meeting preceding the date the remuneration is due.

          bb) Own shares may be transferred with the approval of the Supervisory Board to third parties in connection with mergers or the acquisition of companies, parts of companies or participations in companies, by way of valuable consideration.

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          cc)  The own shares can be canceled with the approval of the
               Supervisory Board without any further resolution of the General Meeting.


          The shareholders' subscription rights regarding these shares are excluded to the extent that such shares are used in accordance with the authorizations in subsection aa) through subsection bb).

     e) The authorizations under subsection d) and under agenda item 5c may be used once or several times, entirely or partially, and individually or collectively. Sale on a stock exchange or by an offer to all shareholders shall remain unaffected. The provisions determining the use of own shares under subsection d) and under agenda item 5c shall apply in addition to the provisions fixed by the shareholders' resolutions dated May 10, 2000 and May 9, 2001 with regard to shares acquired by the Company on the basis of prior authorizations.


REPORT OF THE MANAGEMENT BOARD TO AGENDA ITEM 6

The Management Board requires an authorization of the Annual General Meeting to acquire own shares. The term of such an authorization is limited to 18 months. As during the last years it is, therefore, intended to propose at this Annual General Meeting that the Management Board be authorized to acquire shares of Celanese AG. This is to enable the Management Board to acquire own shares of the Company up to a total of 10% of its current capital stock in the interests of the Company and its shareholders. Celanese AG shall have the possibility to acquire its own shares for any legal purpose.

According to sec. 71, para. 2 of the German Stock Corporation Act, the volume of shares acquired by the Company based on an authorization granted by the shareholders, together with other own shares held by the Company, must not exceed 10% of the share capital. As the Company has acquired own shares on the basis of former authorizations which account for almost 10% of the share capital of the Company, the authorization now proposed may only be used essentially insofar as the Company reduces the volume of its own shares currently held. This could be done, for example, by the Company reducing, once or several times, the volume of its own shares by way of cancellation without any further resolution of the General Meeting by an amount to be determined and, thereafter, acquiring own shares on the basis of this authorization. Thus, the authorization to acquire own shares representing up to 10% of the current share capital could be fully utilized without the number of shares held by the Company dropping below a limit to be determined by the Company. The own shares acquired by the Company can be sold on a stock exchange or by a public offer to all shareholders.

The authorization shall again enable Celanese AG to pay up to half of the fixed part of the remuneration for Supervisory Board members by granting own shares. Although the shareholders' subscription rights are excluded, the shareholders' financial interests and voting rights will be duly protected in any case of shares being granted to Supervisory Board members. The volume of the shares which can be granted to Supervisory Board members is limited to half of the amount of the fixed remuneration. Any noticeable dilution of the shareholders' participation rights is unlikely. The issue of shares is an element of remuneration for Supervisory Board members which is increasingly common internationally and domestically. It enhances the interest of the Supervisory Board in raising the long-term value of the Company and thus is in the interest of the Company and its shareholders.

Celanese AG shall again be granted the possibility to use its own shares as consideration for mergers or acquisitions of companies or parts of companies or participations in companies. International competition and globalization of the economy increasingly demand this form of

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acquisition financing. The proposed authorization is to give the Company the necessary flexibility in order to be able to react quickly to acquisition opportunities. The proposed exclusion of the subscription right takes this into account. In determining the relative value of the shares, the Management Board will ensure that the interests of the shareholders are duly safeguarded. As a rule, the Management Board will be guided by the market price for Celanese shares in evaluating the value of the shares given as consideration. However, it is not intended to formalistically refer to a market price, particularly in order not to jeopardize negotiation results in light of stock exchange fluctuations. There are currently no concrete acquisition projects.

The provisions set forth in agenda item 5 with regard to the stock option plan and to satisfying stock options with existing shares enable the Company additionally to use own shares for stock option plans.

The financial interests and voting rights of the shareholders are duly preserved in the event the Company's own shares are sold to third parties subject to the exclusion of the shareholders' subscription rights.

The above-named provisions relating to the use of shares apply also to shares acquired by the Company on the basis of prior authorizations given by General Meetings.

The Management Board will inform the next Annual General Meeting on the use of the authorization.


7.   ELECTION OF THE AUDITORS

     The Supervisory Board recommends that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspruefungsgesellschaft, Frankfurt am Main, be appointed as the auditor for the annual financial statements and the consolidated financial statements for the fiscal year 2002.


                              --------------------

In accordance with sec. 128, para. 2 of the German Stock Corporation Act (AKTIENGESETZ) we state the following:

Mr. Claudio Sonder, Chairman of the Management Board of Celanese AG, is a member of the Supervisory Board of Dresdner Bank Lateinamerika AG.

Our Supervisory Board member, Mr. Kendrick R. Wilson III, is the Managing Director of Goldman Sachs & Co. as well as a member of the Board of Directors of Anthracite Capital Corp. LLC. Our Supervisory Board member, Dr. Alfons Titzrath, is, among others, a member of the Supervisory Board of Dresdner Bank AG. Our chairman of the Supervisory Board, Dr. Guenter Metz, is, among others, a member of the Supervisory Board of Zuerich Agrippina AG. Dr. Joannes C. M. Hovers is, among others, a member of the Supervisory Board of de Nederlandsche Bank N.V.

As part of demerging the industrial chemicals activities from Hoechst Aktiengesellschaft to Celanese AG, a redistribution was conducted in October 1999. This redistribution served to facilitate matching supply and demand for future Celanese shares. The following institutions were members of the bank consortium that managed the redistribution: Credit Suisse First Boston, Dresdner Kleinwort Benson (now known as Dresdner Kleinwort Wasserstein), Bayerische Landesbank, Deutsche Bank, DG Bank (now known as DZ BANK), Goldman Sachs, JP Morgan and Landesbank Hessen-Thueringen.

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             CONDITIONS FOR ATTENDING THE ANNUAL GENERAL MEETING AND
                            EXERCISING VOTING RIGHTS

To attend the Annual General Meeting and to exercise voting rights either personally or by an authorized representative, shareholders are required under ss. 13 of the Articles of Association to be registered in the share register of the Company on the day of the Annual General Meeting and to have registered for attendance by Friday, May 10, 2002, at the latest.

Shareholders registered in the share register can also exercise their voting rights by proxy, e.g. through a credit institute or a shareholders' association. In this case, such proxy must be registered on time for attendance. The persons entitled to attend will receive entry cards.

As a special service, we offer to those shareholders who cannot participate personally to be represented in accordance with their instructions by proxies named by the Company. These proxies are employees of the Company and are authorized by the shareholders to exercise voting rights in accordance with the shareholders' instructions as to the items on the agenda. The authorization and the instructions concerning the vote can be transmitted in writing or by fax under +49 180 5 40 49 81 or via the Internet. Shareholders who wish to use the Internet are requested to log onto the homepage of Celanese AG at http://www.celanese.com/hv/. Every shareholder who chooses to authorize and instruct the proxies of the Company electronically may do so by entering online the shareholder number and the individual access number (IAN) which every shareholder registered in the share register receives together with the invitation to the Annual General Meeting. The authorization can be done electronically until May 10, 2002. Instructions may be given until the end of the general debate.

Registered shareholders have further the possibility to grant proxy to other persons by way of electronic order of admission tickets on the homepage of the Company. A proxy may also be granted by ordering an admission ticket for the proxy under the above given fax number.

The Company will provide the items on the agenda for this year's Annual General Meeting, the management report ("GESCHAEFTSBERICHT"), as well as a registration form and an authorization form for the shareholders registered in the share register.

Speeches of the members of the Management Board can be accessed on the Internet at http://www.celanese.com/hv/. Furthermore, the entire Annual General Meeting is intended to be transmitted via the Internet for our shareholders. The shareholders, again, need to provide identification by entering their shareholder number and IAN.

The details regarding registration, authorization and transmission of the Annual General Meeting on the Internet are explained in the documents to be sent to the shareholders.


Kronberg im Taunus, March 2002

                                                          CELANESE AG
                                                     THE MANAGEMENT BOARD



This document constitutes a translation of the authentic German version. In case of any discrepancies the German version shall be authoritative.

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CELANESE AG
Frankfurter Strasse 111
61476 Kronberg im Taunus
Germany

www.celanese.com